Agricore United™

June 18, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   June 17, 2004 (Agricore United second quarter continues positive trend)
   June 17, 2004 (Second Quarter for the three months ended April 30, 2004)
   June 17, 2004 (Agricore United declares quarterly dividend)

Yours very truly,

for David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

6/21

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

SEC File No. 82-34725

RECEIVED
2004 JUN 21 P 12: 14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Agricore United

AGRICORE UNITED SECOND QUARTER CONTINUES POSITIVE TREND

June 17, 2004 (Winnipeg) – Agricore United continued to see improved earnings from higher grain handling volumes and stronger grain margins per tonne through the second quarter of 2004. Agricore United's net loss of $17 million or $0.40 per share for the second quarter of 2004 improved by $5 million from a net loss of $22 million or $0.51 per share for the same quarter last year.

Company grain shipments for the three months ended April 30, 2004 were up 57 percent over the same period last year while grain margins for the quarter increased to $18.93 per tonne from $17.41 per tonne last year. Improved grain handling and margins were the primary drivers of a $7 million increase in quarterly earnings before interest, taxes, depreciation and amortization (EBITDA) and a $16 million increase in EBITDA to $14 million for the six months ended April 30, 2004.

"By maintaining our market share, our grain shipments have improved dramatically with increased industry handling of last year's crop," says Brian Hayward, Chief Executive Officer. "With the improved moisture received this spring, we're increasingly optimistic about the prospects for at least normal production levels this year that will then be available for shipping next fiscal year."

Agricore United's sales of seed, crop nutrients, crop protection and related products for the six months ended April 30, 2004 increased modestly to $157 million compared to $155 million for the same period last year. Subsequently, high precipitation affected the timing of crop input activities and delayed sales of crop nutrients and crop protection products during May.

Manufactured feed sales improved modestly despite the continuing negative effects on the livestock industry from restrictions on the export of live beef cattle. The company sold 216,000 tonnes in the latest quarter, an improvement of 12,000 tonnes or 6 percent from the same quarter last year.

The Company's operating, general and administrative expenses did not increase significantly despite sustained sales activity for Crop Production Services and dramatically higher grain shipments in the quarter and year-to-date. The Company's net loss of $29 million ($0.71 per share) for the six months ended April 30, 2004 was $12 million better than the net loss of $42 million or $0.97 per share for the same six-month period last year. Cash flow used in operations of $11 million ($0.32 per share) for the latest six-month period improved $15 million from cash flow used in operations of $26 million ($0.65 per share) last year.

The Company's balance sheet remains healthy with uncommitted short-term borrowing capacity increasing from a seasonal low of $34 million at April 30, 2004 to $186 million at June 1, 2004. The Company's weighted average leverage ratio for the 12 months ended April 30, 2004 was 46% — close to its long-range targets.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

- 30 -

For more information, contact:

David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

SEC File No. 82-34725

Agricore United

AGRICORE UNITED DECLARES QUARTERLY DIVIDEND

June 17, 2004 (Winnipeg) – Agricore United's Board of Directors today declared a quarterly dividend of $0.03 per share on the Limited Voting Common Shares payable on August 12, 2004 to shareholders of record at the close of business on July 12, 2004.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

- 30 -

For more information, contact:

David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

SEC File No. 82-34725

REPORT TO SHAREHOLDERS

Agricore United

SECOND QUARTER
REPORT FOR THE QUARTER AND SIX MONTHS ENDED APRIL 30, 2004

Q2 Highlights

- **Higher Grain Handling Volumes** – The Company's grain handling volume for the six months ended April 30, 2004 increased 57% over the same period last year representing a market share of 35% for the trailing twelve months ended April 30, 2004 compared with 34% for the trailing twelve months ended April 30, 2003. Margins on Grain Handling also improved in the latest quarter to $18.93 per tonne from $17.41 per tonne last year.

- **Improved EBITDA and EBIT** [1] – EBITDA of $3 million for the quarter and $13.8 million for the six months ended April 30, 2004 increased $6.9 million and $15.7 million over the same periods last year, entirely due to improved Grain Handling profitability and increased grain handling volumes. Lower depreciation and amortization charges improved the EBIT loss of $12.7 million for the latest quarter and $17.9 million for the six months ended April 30, 2004, compared to the prior year, by $12.7 million and $20.3 million, respectively.

- **Improved Net Earnings** – The net loss of $16.7 million ($0.40 per share) for the quarter ended April 30, 2004 was $5.4 million better than the net loss of $22.1 million ($0.51 per share) for the same quarter last year.

- **Improved Cash Flow from Operations** – Cash flow used in operations of $9.2 million ($0.24 per share) for the latest quarter and $10.9 million ($0.32 per share) for the six months ended April 30, 2004 improved $1.5 million and $15.2 million, respectively, over the same periods last year.

- **Improved Precipitation and Outlook –** Precipitation levels across western Canada improved during the latest quarter and subsequent to April 30, 2004 (see "Outlook") compared with the levels noted in the Company's 2004 first quarter release on March 18, 2004. Rain and snow through May and early June also contributed to delays in the timing of crop nutrients and crop protection product sales.

Consolidated Financial Results

The following management's discussion and analysis as at June 17, 2004 is based on the accompanying financial data that has been prepared using Canadian Generally Accepted Accounting Principles ("GAAP"). All amounts are reported in Canadian dollars unless specifically stated to the contrary.

Crop Production Services

Sales of seed, crop nutrients, crop protection and related products of $156.8 million for the six months ended April 30, 2004 increased modestly over sales of $154.9 million for the same period last year. Other sales and revenue from services for the latest six months declined by $4.7 million compared to last year due to reduced sales of agri-services (custom application, NH3 application and agronomic services), lower seed treatment revenues and lower supplier rebates on the preceding season's crop protection product sales.

---

[1] *Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBITDA") and earnings before interest, taxes, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies.*

Gross profit and net revenue from services of $45.7 million (a margin of 29% on sales) for the six months ended April 30, 2004 decreased $2.2 million from $47.9 million (30.9% margin) for the same period last year. The lower margin on sales was largely attributable to the reduction in net revenues from services noted above and lower margins on crop protection and nutrition products offset by higher gross profits from the Company's joint venture, Western Co-operative Fertilizers Ltd., and its fertilizer manufacturing subsidiary, Canadian Fertilizers Limited.

Crop Production Services operating, general and administrative ("OG&A") expenses of $48.3 million for the six months ended April 30, 2004 were $1.2 million (or 2.5%) higher than the same period in 2003. As a result, Crop Production Services EBITDA loss of $2.6 million for the latest six months declined by $3.4 million from EBITDA of $752,000 in 2003. However, a $1.9 million reduction in depreciation and amortization expenses resulted in an EBIT decline for this segment of only $1.5 million – the EBIT loss was $12.8 million compared to a loss of $11.3 million in 2003.

Grain Handling

The Canadian Grain Commission ("CGC") reported industry shipments of 13.7 million tonnes of the six major grains (wheat, barley, oats, canola, flax and peas) during the six months ended April 30, 2004, an increase of 5.7 million tonnes (72%) over the same period in 2003 – reflecting a continuation of the first quarter trend to more normal shipping patterns. Nevertheless, this level of shipping still only represented 84% of industry shipments in the same quarter ended April 30, 2001 (prior to the effects of either the 2001 or 2002 droughts) and 81% of industry shipments for the same six-month period in 2001.

As a result of the improvement in industry shipments, Agricore United handled 4.7 million tonnes during the six months ended April 30, 2004, an increase of 1.7 million tonnes (or 57%) over 2003 and an increase of 952,000 tonnes (or 62%) for the latest quarter compared to last year. The Company shipped 2.4 million tonnes of CWB grains, an increase of only 679,000 tonnes (or 38%) over 2003. CWB grain movement during the first six months of the current fiscal year was more weighted towards eastern shipments compared to prior years, whereas the Company's country operations' configuration favours West Coast shipments. As a result, the ratio of Company grain shipments to industry grain shipments for the latest six months ended April 30, 2004 decreased to 34.7% (2003 – 37.8%) but increased to 34.8% for the twelve months ended April 30, 2004 (2003 – 33.6%).

The Company handled 2.3 million tonnes of grain through its port terminals for the latest six months (2003 – 1 million tonnes) or an increase of 127%. Port terminal handling represented 48.1% of the Company's total grain shipments – an increase over the 33.4% handled in the same period in 2003, but less than the 52.2% handled in the first quarter of this year. The lower port terminal handling in the prior year arose as a result of the 2002 drought as well as the closure of all grain terminals in the port of Vancouver from August 26th to December 6th, 2002 due to a labour dispute. The lower proportion of port terminal handle in the most recent quarter reflected the timing of CWB shipments to the West Coast as well as increased rail shipments directly to eastern Canada, which bypassed the Thunder Bay terminals. By comparison, the Company handled 2.7 million tonnes or 53.3% of its grain shipments through its port terminal operations in the six months ended April 30, 2002 (prior to the 2002 drought and labour dispute).

Grain Handling gross profit and net revenue from services of $93.4 million ($19.71 per tonne) for the latest six months increased $28.8 million over last year. The average margin per tonne last year was $19.93 – excluding a $4.6 million additional recovery from the Company's grain volume insurance program related to the crop year ended July 31, 2002. Although the average margin of $18.93 per tonne in the quarter ended April 30, 2004 was somewhat lower than the $20.56 per tonne earned in the preceding quarter, it was much improved over the $17.41 per tonne earned in the same quarter last year. Commodity margins per tonne in the current year strengthened on both CWB grains (due to changes in the mix and quality of CWB grains as well as changes in the CWB grain tendering program) and Non-Board commodities (based on both changes in commodity margins and mix of commodities) compared to the prior year. However, the reduced proportion of grain volumes handled through the Company's port terminals, as well as reduced shipper

returns from Company grain handled through Prince Rupert Grain Terminal, negatively impacted gross profit and revenue from services for the quarter and six-month periods.

Grain Handling OG&A expenses of $66.9 million for the six months ended April 30, 2004 increased by $9.5 million (15%) over 2003. As in the first quarter, the increase was attributable to higher insurance costs and increased operating activity in the port terminals – reflecting more normal operating volumes in 2004 compared to the prior year when a labour dispute closed the Vancouver port grain terminals and the 2002 drought dramatically reduced grain handling opportunities. Therefore, the balance of Grain Handling OG&A expenses related to merchandising, logistics and country operations did not increase significantly despite the substantial increase in grain handling activity this year. Offsetting the underlying increase in port terminal OG&A expenses, the Company recorded a $4.5 million property tax reassessment recovery in the first quarter related to its terminals in Thunder Bay, Ontario for the years 1996 to 2003, after both the Ontario Municipal Property Assessment Corporation and the Thunder Bay city council agreed to adjust the methodology underlying the assessment calculation. Accordingly, the Company reported a net increase of $5 million in its Grain Handling OG&A expenses for the six months ended April 30, 2004.

As a result, the $23.9 million increase in Grain Handling EBITDA to $26.6 million was due entirely to the higher volume of grain shipped and the related increase in gross profit. Depreciation and amortization expenses of $15.9 million for the six months to April 30, 2004 decreased by $1.9 million (10.9%) over last year as the Company continued the consolidation of its country grain handling facilities. Therefore, Grain Handling EBIT of $10.6 million ($2.24 per tonne) for the six months ended April 30, 2004 represented an increase of $25.8 million over the segment's EBIT loss of $15.2 million in 2003 (loss of $5.03 per tonne).

Livestock Services

Feed sales of $111.8 million ($254 per tonne) for the latest six months declined by $13.3 million (or 10.6%) from $125.1 million ($285 per tonne) for the same period last year. Feed prices tend to fluctuate in response to input prices and accordingly, the profitability of feed manufacturing tends to be more closely correlated to manufactured tonnes sold rather than gross sales revenues.

Manufactured feed sales of 216,000 tonnes for the latest quarter improved by 10,000 tonnes (or 4.9%) from 206,000 tonnes in the same quarter last year which resulted in feed sales of 440,000 tonnes for both the six months ended April 30, 2004 and 2003. While beef feed normally represents about 20% of the segment's total manufactured feed tonnes, ongoing trade restrictions affecting the export of Canadian beef, due to the single case of bovine spongiform encephalopathy ("BSE") discovered in Alberta over a year ago, continued to limit the number of beef cattle on feed and as a result, the volume of manufactured feed tonnes sold. The discovery of avian flu in British Columbia on February 19, 2004 and the subsequent destruction of poultry stocks did not dramatically affect the operation of the Company's two mills in Armstrong and Chilliwack for the quarter ended April 30, 2004.

Gross profit on feed sales of $10.1 million ($46.65 per tonne) for the quarter and $19.9 million ($45.27 per tonne) for the six months ended April 30, 2004 improved from $9.4 million ($45.60 per tonne) for the quarter and $19.6 million ($44.63 per tonne) for the six months ended April 30, 2003, respectively.

Swine sales of $27.4 million for the six months ended April 30, 2004 increased by $8.1 million (or 42.2%) from $19.3 million last year. Gross profit on swine sales improved significantly by $613,000 to $700,000 for the quarter and by $421,000 to $712,000 in the six months due to stronger U.S. hog prices and the strengthening U.S. dollar relative to the Canadian dollar. Other revenues for the latest six months improved $309,000 over the same period last year to $1.5 million, entirely due to stronger performance from the Company's equity investment in The Puratone Corporation, the second largest swine producer in Manitoba.

As a result of the above factors, Livestock Services gross profit and revenue from services of $11.6 million for the quarter and $22.2 million for the six months ended April 30, 2004 improved by $1.7 million and $1.1 million respectively. OG&A expenses increased by $1.4 million to $8.8 million for the latest quarter, largely due to increased provisions for bad debts and higher property insurance costs. The increased provision for bad debts reflected the ongoing revaluation of outstanding accounts receivable made necessary by the

continued pressures on the Company's customers in the livestock industry as a result of BSE, avian flu and, until recently, marginal returns on hogs. OG&A expenses for the six months ended April 30, 2004 similarly increased by $2.3 million to $16.9 million. Consequently, quarterly EBITDA improved modestly to $2.7 million from $2.4 million last year while the six-month EBITDA declined to $5.3 million from $6.6 million in 2003. Depreciation and amortization expenses increased slightly to $1.6 million for the latest six months from $1.5 million in 2003 as a result of ongoing investments in infrastructure renewal and contributed to a year-over-year decline of $1.4 million in the six-month EBIT to $3.7 million.

Financial Markets and Other Investments

Revenues from Agricore United Financial ("AU Financial") and Unifeed Financial increased $432,000 for the six months ended April 30, 2004 - the result of increased credit accessed by customers during 2003 and the introduction of Unifeed Financial in the second quarter of 2004. This increase was more than offset by a $423,000 reduction in earnings from other equity investments, a $640,000 reduction in credit recoveries as the quality of trade credit continues to improve and a $2.1 million reduction in foreign exchange trading margins arising from a variety of foreign currency transaction and translation losses as well as the absence of a $2.5 million cumulative foreign currency translation gain on a subsidiary recorded in the prior year.

In the current quarter, the Company reclassified OG&A expenses, including comparative amounts, related to Financial Markets and Other Investments which were previously classified as Corporate Expenses. OG&A expenses of $45,000 decreased $89,000, including a $975,000 recovery related to the 2003 indemnity provision for AU Financial, offset by a $620,000 indemnity provision for AU Financial and Unifeed Financial on 2004 activity. Accordingly, EBIT for the segment for the latest six months declined $2.7 million to $3.4 million (2003 - $6.1 million).

Corporate Expenses

Corporate OG&A expenses for the six months ended April 30, 2004 increased $873,000 (or 4.8%) largely due to the absence of an employee future benefit curtailment gain of $1.3 million recorded in the prior year. An $842,000 reduction in corporate depreciation & amortization, primarily resulting from reduced deferred financing expenses, limited the EBIT loss to $22.9 million for the first six months of the fiscal year – consistent with the EBIT loss of $22.8 million over the same period last year.

Gross Profit and Net Revenue from Services, EBITDA and EBIT

The Company's gross profit and net revenue from services increased $17 million (or 25%) to $84 million for the latest quarter and increased $25 million (or 18%) to $164.9 million for the six months ended April 30, 2004 over the same respective periods last year – entirely due to improved profits from increased grain shipments.

OG&A expenses for the six months ended April 30, 2004 increased by $9.3 million (6.6%) from last year due to higher Grain Handling expenses associated with increased port terminal activity and higher insurance costs as well as increased credit expenses for Livestock Services and higher pension and other post-employment benefit expenses for the Company. The weighted average equivalent full-time ("EFT") staff [2] for the 12 months ended April 30, 2004 was 2,767 compared with 2,707 at October 31, 2003 and 2,767 for the 12 months ended April 30, 2003.

EBITDA of $3 million for the quarter and $13.8 million for the six months ended April 30, 2004 increased $6.9 million and $15.7 million respectively over the same periods last year, entirely due to improved Grain Handling profitability from increased grain handling volumes.

Depreciation and amortization expenses of $15.8 million for the quarter and $31.7 million for the latest six months decreased $2.5 million and $4.6 million respectively compared to the same periods ended April 30,

[2] *Excluding staff related to non-wholly owned subsidiaries and operations discontinued during fiscal 2003 as a result of the sale of the Farm Business Communications division.*

2003 as a result of ongoing consolidation of the Company's country grain handling facilities and the completion of amortization of certain financing, insurance and seed development costs deferred in the past.

As a result of the above, the EBIT loss of $17.9 million for the six months ended April 30, 2004 improved by $20.3 million compared to the EBIT loss of $38.2 million last year, including a $9.4 million improvement in the EBIT loss of $12.7 million for the latest quarter compared to an EBIT loss of $22.2 million for the same quarter last year.

Gain on Disposal of Assets

The $383,000 gain on disposal of assets during the year-to-date ended April 30, 2004 arose from dispositions in the normal course of business. The gain of $997,000 during the comparable period in 2003 largely reflected the excess of insurance proceeds over the net book value of a country elevator destroyed by fire.

Interest & Securitization Expenses

Interest and securitization expenses of $25.4 million for the six months ended April 30, 2004 increased modestly from $25.3 million for the same period in 2003 and included $18.7 million of interest on long-term debt (including $1.7 million on the debt portion of the 9% convertible unsecured subordinated debentures ["the Debentures"]), $6.6 million on short-term debt and $969,000 in securitization expenses, offset by $873,000 in carrying charges recovered from the CWB in respect of grain purchased on its behalf.

Average long-term debt of $408 million for the six months ended April 30, 2004 was $10 million (2.5%) higher than in the same period last year – the result of the debt restructuring which occurred on December 13, 2002, offset by ongoing scheduled principal repayments. Consequently, long-term interest costs during the period increased by only $65,000 (0.3%), mitigated in part by lower average costs of borrowing.

The Company's average short-term indebtedness of $265 million over the six months to April 30, 2004 remained relatively unchanged from the same six-month period in 2003. Short-term interest costs for the latest six months declined $526,000 compared to last year as a result of lower average borrowing costs of 5.25% in 2004 (2003 – 5.7%). The decline in the average cost of borrowing reflected both a 34 basis point reduction in the underlying prime rate compared to the same period in 2003 as well as contractually lower rates associated with the Company's improving financial ratios. Capitalized interest related to capital expenditures increased $378,000 to $606,000 for the six months ended April 30, 2004, associated with the increased number of larger capital projects undertaken.

The average value of grain inventory held on behalf of the CWB during the six months ended April 30, 2004 was $59 million, $28 million (32%) lower than in 2003 and was the primary reason for the $1 million reduction in carrying charges recovered from the CWB in respect of grain purchased on its behalf and a commensurate reduction in securitization expenses.

Discontinued Operations

The Company sold the assets and liabilities of its Farm Business Communications division effective September 30, 2003. As a result, there are no ongoing Farm Business Communications division operations and its earnings, net of taxes, of $1.2 million for last year's six-month period ended April 30 have been reclassified as discontinued operations in the presentation of the Consolidated Statements of Earnings and Retained Earnings for this year.

Income Taxes

The Company's effective tax recovery rate on losses from continuing operations was 31.6% for the six months ended April 30, 2004 (2003 – 31.4%). The low effective tax recovery rate reflects the differential tax rates of certain taxable wholly owned and partially owned subsidiaries and the effect of the federal Large Corporation tax (which levies a flat rate on capital employed at the end of the year). As at April 30, 2004, the

Company had loss carry-forwards of about $360 million available to reduce income taxes otherwise payable in future years, with about $200 million expiring between October 2008 and 2010. Since the Company believes that these loss carryforwards can be fully utilized prior to expiry, it has not recorded a valuation allowance related to future income taxes.

Net Loss for the Period

The net loss of $16.7 million ($0.40 per share) for the latest quarter was $5.4 million better than the net loss of $22.1 million ($0.51 per share) for the quarter ended April 30, 2003. The net loss of $29.4 million ($0.71 per share) for the six months ended April 30, 2004 was $12.3 million better than the net loss of $41.7 million or $0.97 per share for the same six-month period last year. Per share calculations deduct from the net loss the pro rata effect of the preferred share dividend of $552,000 (2003 - $553,000) for the six months to April 30, 2004 and after-tax interest of $2 million (2003 - $1.5 million) on the equity component of the Debentures. The net loss from continuing operations for the same six-month period last year was $42.9 million or a loss of $0.99 per share.

Other Disclosure Matters

Related Party Transactions

The Company transacts with related parties in the normal course of business at commercial rates and terms. The Company receives a shipper's return for grain movement through its investment in the port terminal at Prince Rupert. The Company sells commodities and feed ingredients to The Puratone Corporation. Benson-Quinn–GMS Inc. provides futures clearing and brokerage services to the Company. The Company brokers some of its insurance coverage through its partially owned subsidiary, Canadian Pool Agencies Limited, which in turn may place insurance through the Company's investee, the Pool Insurance Company. The Company purchases crop protection products through a member-owned purchasing cooperative, Interprovincial Cooperative Limited, which also entitles the Company to receive patronage earnings. The Company also sells commodities to its principal shareholder Archer Daniels Midland Company and its subsidiaries and associated companies.

Total sales to non-consolidated related parties were $51.8 million for the six months ended April 30, 2004 (2003 - $49.5 million) and total purchases from related parties over the same period were $29 million (2003 - $28.6 million). As at April 30, 2004, accounts receivable from and accounts payable to related parties totaled $9.1 million (2003 - $3.2 million) and $500,000 (2003 - $1.3 million), respectively.

Accounting Policy Changes

Effective November 1, 2003, the Company adopted CICA Accounting Guideline 13 – Hedging Relationships. The Company has an interest rate swap at April 30, 2004 of $135 million at 6.65% (2003 - $147 million at 6.65%) with Schedule I banks that is used to hedge the floating interest rate component of the syndicated term loan and that is accounted for in accordance with this policy. The swap continues to provide an effective hedge against future interest rate changes. All other derivatives (including commodity and foreign exchange futures contracts and grain-related purchase and sale contracts) are reported in earnings on a mark-to-market basis. The adoption of this guideline had no material impact on the financial statements.

Liquidity and Capital Resources

Debt Ratings

Standard & Poor's ("S&P") last rated the Company's long-term debt and commercial paper on March 27, 2003 at which time it issued an initial rating on the Company's 9% unsecured subordinated convertible debentures. Dominion Bond Rating Service Limited's ("DBRS") rating issued on January 22, 2004 maintained its rating on the Company's senior long-term debt, Series "A" and "B" Notes and the Series "A" Convertible Preferred Shares, but improved the trend rating from Negative to Stable.

	Commerical Paper	Senior Long-term Debt	Series 'A' & 'B' Notes	9% convertible unsecured subordinated notes	Series 'A' Convertible Preferred Shares
Standard & Poor's [1]	BB	BB		B+	na
Dominion Bond Rating Service Limited [2]	na	BB (low)	B (high)	na	Pfd-5 (high)

[1] As at March 27, 2003

[2] As at January 22, 2004

Contingencies

In late 2003, Canadian Fertilizers Limited ("CFL"), an investee of the Company's joint venture in Western Cooperative Fertilizers Limited, received a proposal letter from the Canada Revenue Agency ("CRA") as a result of an audit of its 1997 to 2000 taxation years. The CRA has taken the position that deductions by CFL for certain management fees paid under contract to another shareholder of CFL should not be allowed. The CRA has not yet formally reassessed CFL and discussions with the CRA are ongoing. CFL believes that the position of the CRA lacks merit and that the tax dispute will be resolved with no material impact on its shareholders. However, if the issue cannot be resolved in favour of CFL, the maximum exposure to the Company as a result of its indirect interest in CFL is estimated to be about $7 million.

Contractual Obligations

The Company's contractual obligations due for each of the next five years and thereafter are summarized below:

Contractual Obligations *(in thousands)*
(Unaudited)

		Payments Due by Period			
	Total	**Less than 1 Year**	**1 to 3 Years**	**3 to 5 Years**	**After 5 Years**
Balance Sheet Obligations					
Long-term Debt	**$ 372,977**	$ 33,663	$ 82,526	$ 103,701	$ 153,087
9% convertible unsecured subordinated debentures	**105,000**	-	-	105,000	
Other long-term obligations	**24,712**	2,039	8,184	5,222	9,267
	502,689	35,702	90,710	213,923	162,354
Other Contractual Obligations					
Operating leases	**35,869**	12,171	17,514	3,551	2,633
Purchase obligations [1]	**412,104**	367,990	44,031	83	-
	447,973	380,161	61,545	3,634	2,633
Total Contractual Obligations	**$ 950,662**	$ 415,863	$ 152,255	$ 217,557	$ 164,987

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

Pension Plan

At April 30, 2004, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligations. Further to Note 8 of the Company's audited financial statements for the year ended October 31, 2003, the Company has applied to the Office of the Superintendent of Financial Institutions ("OSFI") to amalgamate two defined benefit plans with $24.3 million in surpluses and two defined benefit plans with $8 million in deficits, which would result in two defined benefit pension plans. The Company reported a deferred pension asset of $15.7 million in Other Assets at April 30, 2004. The Company made $22,000 in cash contributions to the defined benefit plans and $1.4 million in cash contributions to the defined contribution and multi-employer plans for the quarter ended April 30, 2004 (compared to the pension expense of $1.9 million recorded in the financial statements).

Agricore United Financial and Unifeed Financial

Unifeed Financial was announced December 23, 2003 and provides additional working capital financing, through a Canadian Schedule I chartered bank, to livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. Unifeed Financial advanced $2.1 million to customers against approved credit of $8.4 million during the quarter ended April 30, 2004. The Company has indemnified the financial institution for aggregate credit losses of $436,000 based on the first 20% to 33% of the outstanding credit on any individual account as well as losses of up to 5% on the aggregate portfolio on a shared basis. The Company's aggregate indemnity will float at any given time with the underlying credit rating and the aggregate credit outstanding.

Outstanding credit of $93.8 million at April 30, 2004, advanced by a Canadian Schedule I chartered bank under AU Financial, increased $25.4 million (or 37%) over April 30, 2003 as a result of both an 8% increase in the number of customers accessing the program as well as customers increasing their utilization of the program. At the same time, credit over 90 days at April 30, 2004 has declined to 4.5% of total outstanding receivables from 5.5% one year ago.

Securitization Arrangement

On November 5, 2003, the Company transferred its securitization program to a new independent trust, which permits the Company to sell, on an unlimited basis, an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and the CWB. The securitization agreement may be cancelled by either party on 30 days' notice. As at April 30, 2004, the Company had securitized $65 million of amounts entitled to be received in respect of CWB grain inventory compared with $94.8 million at April 30, 2003. About $3.8 million of such amounts remained unsecuritized at April 30, 2004 compared to $2.6 million at April 30, 2003.

The CWB compensates grain handlers for the cost of financing inventory purchased on its behalf and this recovery is recorded as an offset to Interest and Securitization Expenses in the Statement of Earnings and Retained Earnings.

Short-term Debt

On March 1, 2004, the Company obtained from a syndicate of banks a $375 million revolving facility maturing February 28, 2005 plus an incremental $50 million "swing" facility to handle seasonal requirements between November 1 and April 30 (subsequently extended to May 31) at prime rates plus up to 2% (subject to the Company's fixed charge ratio). The new facilities replaced the Company's existing $350 million revolving facility that matured February 29, 2004 and expanded the syndicate of banks (from the existing two Schedule I Canadian chartered banks and two major international banks) to include three additional Schedule I Canadian chartered banks. The terms of the new facility, including covenants and security, are substantially unchanged from the facility it replaced.

Bank and other loans of $323.7 million at April 30, 2004 increased $82.1 million from April 30, 2003 as a result of an increase in non-cash working capital of $71 million, net capital expenditures and investments of $25.7 million, scheduled debt repayments of $21.7 million, interest paid on the Debentures of $9.5 million, dividends of $3.8 million, reclamation expenditures of $2.2 million, deferred financing and other costs of $1.4 million, share capital redeemed and related redemption costs of $766,000, increased cash on deposit of $21.1 million and $480,000 in debt assumed in a business acquisition, offset by cash flow provided by operations of $75.5 million for the twelve months ended April 30, 2004.

The Company had $92 million in outstanding letters of credit at April 30, 2004 (an increase of $46.2 million from a year earlier) in support of the security requirements of the CGC, Winnipeg Commodity Exchange and the Company's grain volume insurance program. Accordingly, the Company's available uncommitted short-term revolving credit facility at April 30, 2004 was $34 million compared with an uncommitted facility of $81 million at the same time last year. As at June 1, 2004, the Company's uncommitted short-term revolving facility had increased to $186 million compared to $264.9 million at May 31, 2003.

Cash Flow Used in Operations

Cash flow used in operations of $9.2 million ($0.24 per share) for the latest quarter improved $1.5 million from cash flow used in operations of $10.7 million ($0.28 per share) for the quarter ended April 30, 2003. Cash flow used in operations of $10.9 million ($0.32 per share) for six months ended April 30, 2004 improved $15.2 million from cash flow used in operations of $26.1 million ($0.65 per share) for the same six-month period last year. Per share calculations for the six months add the pro rata effect of the preferred share dividend of $552,000 (2003 - $553,000) and accrued after-tax interest on the Debentures of $3 million (2003 - $2.6 million) to cash flow used in operations. The improved cash flow from operations for the latest six month period compared to the prior year reflected an increase in EBITDA of $15.7 million plus a decrease in non-cash post-employment benefit recoveries of $1.4 million, offset by the absence of $1.2 million in after-tax earnings from discontinued operations in 2003 and an increase of $688,000 in current income taxes.

Cash flow provided by operations of $75.5 million for the twelve months ended April 30, 2004 has exceeded net investing activities of $28.5 million over the same period.

Working Capital

The Company's liquidity was substantively unchanged from a year earlier. The current ratio at April 30, 2004 was 1.14 to 1 compared to 1.16 to 1 at the same time last year but was seasonally lower than the current ratio of 1.3 to 1 at October 31, 2003. The lower current ratio for the latest quarter arises entirely from a year-over-year increase of $62.8 million in total current assets that was fully financed by an increase in current liabilities.

Working capital of $115 million at April 30, 2004 was only $7.7 million lower than $122.7 million at April 30, 2003 as a result of an increase in cash and cash equivalents of $21.1 million and an increase in non-cash working capital of $73.1 million, offset by an increase in short-term debt of $82.1 million, an increase in the current portion of long-term debt of $12 million, an increase in dividends payable of $1.3 million and a decrease of $6.5 million in the current portion of future taxes recoverable. Working capital at April 30, 2004 was $61.7 million lower than working capital of $176.8 million at October 31, 2003 – the result of seasonal changes in non-cash working capital requirements.

The increase of $21.1 million in cash and cash equivalents compared to the same date last year includes an increase in the Company's cash on deposit, as well as temporary seasonal increases in the Company's consolidated share of cash held by its subsidiaries pending the settlement of trade credit obligations or the distribution of cash to the subsidiaries' shareholders.

Of the $73.1 million increase in non-cash working capital, $65.2 million resulted from higher inventories, particularly non-CWB grain inventories which increased by $59.4 million (due to higher commodity volumes offset by lower commodity prices). Fertilizer inventory also increased by $24.6 million compared to 12 months earlier (as a result of higher fertilizer prices and the Company taking advantage of pre-season

purchase discount opportunities), seed inventory was $906,000 higher and feed and other merchandise increased $1.9 million, offset by a $21.6 million reduction in crop protection product inventories (due to lower inventory carry-out following a relatively "normal" 2003 sales season). Accounts payable decreased by $24.8 million (also due to the Company taking advantage of cash discounts on pre-season inventory purchases) but receivables and prepaid expenses declined by $16.9 million (mainly due to timing of grain sales and subsequent collections).

Capital Expenditures, Acquisitions and Divestitures

Capital expenditures were $15.3 million for the six months ended April 30, 2004 compared to $15.1 million in the same period last year. Individually large capital expenditures in the current period include $4 million for five strategic grain storage expansion projects and $3.3 million related to the ongoing construction of the replacement feed mill at Edmonton, Alberta which is expected to be commissioned in July 2004. The Company anticipates spending between $30 million and $40 million on sustaining and expansion-related capital expenditures during the 2004 fiscal year.

The Company acquired all of the shares of Vertech Feedmills Ltd., located in Red Deer, Alberta effective February 1, 2004. The cash consideration of $4.7 million paid for the shares of the company was accounted for under the purchase method and the results of operations of the business is included in the consolidated financial statements from the date of acquisition.

On April 30, 2004, a vendor accepted the Company's offer to acquire the remaining 50% of the issued and outstanding shares of Prairie Mountain Agri Limited, a high-throughput elevator and crop production centre located in Roblin, Manitoba, for cash consideration of $3.6 million. The transaction closed on May 31, 2004.

Leverage

The Company's total funded debt (excluding the Debentures), net of cash, increased to $648.6 million at April 30, 2004 from $610 million a year earlier due to the increase in current assets noted above.

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in working capital requirements, reflecting increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, all of which cannot be financed entirely with trade credit. Measured on a weighted average trailing twelve-month basis, the Company's leverage ratio of 46.3% for the twelve months ended April 30, 2004 improved compared to the ratio of 49.7% for the twelve months ended April 30, 2003.

The Company's ratio of total net debt to net tangible assets at April 30, 2004 was 57.4% (2003 – 55.8%) compared with 49% at October 31, 2003.

Market Capitalization

The market capitalization of the Company's 45,307,026 issued and outstanding Limited Voting Common Shares was $372 million at June 14, 2004 or $8.20 per share compared with the Company's book value of $10.03 per share[3] ($9.45 per share fully diluted) at April 30, 2004. The issued and outstanding Limited Voting Common Shares with securities convertible into Limited Voting Common Shares are as follows:

[3] *Book value per share is derived by dividing the shareholders' equity (excluding the equity portion of the Debentures) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series A convertible preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including both the debt and equity portions of the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series A convertible preferred shares, executive stock options and the Debentures had been fully converted.*

As at June 14, 2004
(Unaudited)

Issued and outstanding Limited Voting Common Shares	45,307,026
Securities convertible into Limited Voting Common Shares:	
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	1,104,773
Stock Options	734,231
	61,146,030

On February 22, 2004, through a one-day share consolidation program, the Company acquired for cancellation 1,527,694 Limited Voting Common Shares from registered shareholders holding less than 100 shares at a price of $9.63 per share for a total cost of $14.7 million plus transaction costs of $680,000. The Company funded the share consolidation program by completing a private placement for 1,520,000 Limited Voting Common Shares on March 1, 2004 at a price of $9.63 per share for total proceeds of $14.6 million. Pursuant to a pre-emptive rights agreement, ADM Agri-Industries Company, a wholly owned subsidiary of Archer Daniels Midland Company, exercised its right to purchase all of the Limited Voting Common Shares offered by the Company under the private placement.

Outlook

Precipitation from September 1, 2003 to June 14, 2004 has been average to above average across most of the arable land in Manitoba, Saskatchewan and Alberta with only the Peace River region of Alberta receiving below average precipitation (between 60% and 85%). Since April 1, 2004, most of the arable land in Manitoba and Saskatchewan have received above average precipitation (between 115% and 200%). Generally, precipitation across the prairies has improved dramatically from that noted in the Company's 2004 first quarter release on March 18, 2004. Some of the drier areas of northern and central Saskatchewan identified in the CWB's June 10, 2004 press release have received significant precipitation in the seven days ended June 14, 2004 of between 30mm and 75mm. Moisture levels in the coming weeks will continue to impact on the size and quality of the crop harvested and available for shipping in the following 2005 fiscal year.

Average grain production in Western Canada for the 10 years ended July 31, 2001 (including the effects of the 2001 drought but excluding the effects of the unprecedented 2002 drought) was approximately 48 million tonnes with about 32 million tonnes of that exported (67% of average production). On June 4, 2004, Agriculture and Agrifood Canada ("AAFC") forecast crop production levels for the crop year ending July 31, 2004 consistent with the 10-year average including estimated production increases of 15% for durum and 5% for canola. Based on a survey of planting intentions conducted during the last week of March 2004, AAFC had forecast a 9% increase in canola acreage. Such a change enhanced canola seed sales subsequent to April 30, 2004 – producers had delayed their final seed purchase decisions compared to the prior year – and any consequent increase in canola production would increase opportunities for non-CWB shipping during fiscal 2005. The Company is a principal supplier of canola seed inputs and a major shipper of canola production.

The Company's shipment of CWB grain was lower in the six months ended April 30, 2004 than anticipated and lower than the same period in the "benchmark" year of 2001 – the year prior to the last two droughts. The CWB indicated that it expected to ship 85% of its program by May 31, 2004 and will complete its original marketing program by October 31, 2004. The Company also anticipates there will be higher levels of CWB shipments to the West Coast during the Company's next and possibly subsequent quarter(s). Given the

predisposition of the Company's grain handling network to West Coast movement, such an increase in CWB shipping could result in higher grain shipments for the Company as well.

Following a severe winter, the railways experienced service problems that resulted in execution delays to port terminals and other North American destinations. The railways have since addressed these service issues and the movement of grain this spring and summer has been and is expected to continue to proceed normally.

Prospects for Western Canada's livestock industry (the Livestock Services segment's major customers) and the livestock producer's purchasing power continue to suffer from last year's BSE cases, the more recent outbreak of avian flu in British Columbia and the threat of U.S. countervail duties on hog imports from Canada. Although many countries have relaxed the restrictions imposed on Canadian beef exports, following the discovery of a single case of BSE in Alberta over a year ago and a subsequent case in the United States, the anticipated relief from import restrictions imposed by the U.S. that was expected to occur in 2004 may now be delayed until 2005. Mitigating these conditions, federal and provincial programs – particularly in Alberta – have provided essential cash receipts to beef producers to support the industry during this period. Avian flu, discovered in British Columbia in February 2004, led to the widespread depopulation of poultry barns with subsequent re-population expected to take up to a year, although it is not expected to have a significant impact on the Company's financial results. Canadian hog producers received some relief from the recent rise in U.S. based hog prices (as a result of rising world demand) and some recovery in the U.S. to Canadian dollar exchange rate (Canadian hog prices are generally determined by equivalent U.S. prices). However, this reprieve may be dampened if the U.S. dollar resumes its weakening trend. In addition, the U.S. Department of Commerce is conducting an inquiry into allegations that the cost of Canadian hog production is benefiting from countervailable Canadian federal and provincial government subsidies and further, that Canadian hogs are being exported to the U.S. below the cost of production, contrary to anti-dumping provisions of existing trade agreements. A preliminary decision on U.S. countervailing duties related to Canadian hogs is expected by July 2004. As a result of ongoing pressures on the livestock industry as a whole, some rationalization among less efficient feed manufacturers has occurred and may be expected to continue.

The significant moisture in late May delayed the timing of some planting activities resulting in lower recorded sales of crop nutrients, crop protection and related products of $399 million to the end of May 31, 2004, compared to $449.9 million to May 31, 2003. Seed sales exceeded 2003 levels. The sale of crop protection products typically peaks in June with the emergence of weeds. Higher sustained commodity prices are expected to encourage producers to invest in crop protection products. The Company expects to see continued strong performance from Crop Production Services ("CPS") in the third quarter consistent with the seasonal nature of this segment (see Note 3 to the Consolidated Financial Statements) since 70% to 75% of the Company's annual CPS sales occur in the quarter ending July 31.

The Company processed $997 million of AU Financial credit applications for the 2004 growing season, compared with $939 million for the prior year, of which $263 million in credit had been drawn as at May 31, 2004 (2003 - $262 million). Unifeed Financial has approved $20.2 million in credit applications of which $4.2 million was drawn at May 31, 2004. The customer base for Unifeed Financial tends to be smaller with individually larger credit balances on average compared to AU Financial. At April 30, 2004, the Company had advanced $33 million in secured trade credit that may be eligible for credit under Unifeed Financial. As eligible customers complete the marketing of their current livestock, their future credit needs will be advanced under Unifeed Financial. The Company also anticipates expanding its base of creditworthy customers accessing trade credit through Unifeed Financial.

The Company has engaged a third party to assist in the marketing and sale of one of its Vancouver grain terminals pursuant to an order of the Canadian Competition Bureau Tribunal. The proceeds of such a sale may be utilized for general corporate purposes, including the non-scheduled repayment of debt or sustaining capital reinvestment. The sale is not expected to have a material impact on the Company's ongoing operations.

Additional Information

Additional information relating to the Company, including the Company's 2003 AIF, is available on SEDAR at www.sedar.com.

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties associated with poor weather, agricultural commodity prices, international trade and political uncertainty, competition, domestic regulation, environmental risks, labour disruptions, credit risk and foreign exchange risk. For a more detailed discussion of these risks and their potential impact, see the Company's 2003 AIF and the MD&A included on pages 18 to 29 of its 2003 Annual Report. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Balance Sheets

As at April 30 (in thousands) *(Unaudited)*	2004	2003	October 31, 2003
ASSETS			
Current Assets			
Cash and cash equivalents	**$ 48,058**	$ 26,922	$ 53,919
Accounts receivable (Note 5)	**225,685**	246,181	226,760
Inventories	**651,736**	586,541	457,761
Prepaid expenses	**21,764**	18,138	20,302
Future income taxes	**4,894**	11,525	2,903
	952,137	889,307	761,645
Property, Plant and Equipment	**675,453**	720,157	688,896
Other Assets	**63,394**	51,752	62,440
Goodwill	**27,980**	25,024	26,389
Intangible Assets	**16,502**	16,572	16,502
Future Income Taxes	**53,007**	48,941	36,111
	$ 1,788,473	$ 1,751,753	$ 1,591,983
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans (Note 6)	**$ 323,723**	$ 241,632	$ 175,947
Accounts payable and accrued expenses	**475,857**	500,639	379,405
Dividends payable	**1,359**	-	2,464
Current portion of long-term debt	**33,663**	21,671	26,774
Future income taxes	**2,436**	2,594	259
	837,038	766,536	584,849
Long-term Debt	**339,314**	373,852	361,225
Debt Component of Convertible Debentures	**27,365**	33,310	30,417
Other Long-term Liabilities	**36,519**	41,737	36,547
Future Income Taxes	**4,975**	-	4,515
Shareholders' Equity			
Share capital (Note 7)	**459,894**	460,415	460,509
Equity component of convertible debentures	**78,035**	71,831	74,869
Contributed surplus	**1,044**	642	642
Retained earnings	**4,289**	3,430	38,410
	543,262	536,318	574,430
	$ 1,788,473	$ 1,751,753	$ 1,591,983

Consolidated Statements of Earnings and Retained Earnings

For the periods ended April 30 (in thousands, except per share amounts)	*Second Quarter*		*Six Months*	
(Unaudited)	**2004**	2003	**2004**	2003
Sales and revenue from services (Note 4)	**$ 638,496**	$ 516,229	**$ 1,289,495**	$ 1,013,434
Gross profit and net revenue from services (Note 4)	**83,965**	66,943	**164,853**	139,821
Operating, general and administrative expenses (Note 4)	**(80,931)**	(70,828)	**(151,083)**	(141,772)
Earnings (losses) before the undernoted (Note 4)	**3,034**	(3,885)	**13,770**	(1,951)
Depreciation and amortization (Note 4)	**(15,769)**	(18,277)	**(31,711)**	(36,268)
	(12,735)	(22,162)	**(17,941)**	(38,219)
Gain on disposal of assets	**308**	27	**383**	997
Interest and securitization expenses	**(12,454)**	(13,400)	**(25,414)**	(25,335)
	(24,881)	(35,535)	**(42,972)**	(62,557)
Discontinued operations - net of income taxes	**-**	975	**-**	1,231
Recovery of income taxes				
On loss from continuing operations	**8,182**	12,468	**13,594**	19,614
Net loss for the period	**(16,699)**	(22,092)	**(29,378)**	(41,712)
Retained earnings, beginning of period	**23,365**	26,412	**38,410**	46,658
Increase in equity component of convertible debentures	**(1,019)**	(890)	**(2,026)**	(1,516)
Dividends	**(1,358)**	-	**(2,717)**	-
Retained earnings, end of period	**$ 4,289**	$ 3,430	**$ 4,289**	$ 3,430
Basic and diluted loss from continuing operations per share (Note 1)	**$ (0.40)**	$ (0.54)	**$ (0.71)**	$ (0.99)
Basic and diluted loss per share (Note 1)	**$ (0.40)**	$ (0.51)	**$ (0.71)**	$ (0.97)

Consolidated Statements of Cash Flows

For the periods ended April 30 (in thousands) *(Unaudited)*	*Second Quarter* **2004**	2003	*Six Months* **2004**	2003
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss for the period	**$ (16,699)**	$ (22,092)	**$ (29,378)**	$ (41,712)
Adjustments for:				
Depreciation and amortization	**15,769**	18,277	**31,711**	36,268
Employee future benefits	**429**	920	**1,171**	(225)
Future income taxes	**(9,942)**	(10,671)	**(16,310)**	(21,423)
Equity loss (earnings) from investments, net of distributions	**932**	1,597	**(20)**	(48)
Stock-based compensation	**402**	306	**402**	306
Interest on debt component of convertible debentures	**823**	980	**1,673**	1,633
Discontinued operations, non-cash items	**-**	41	**-**	81
Gain on disposal of assets	**(308)**	(27)	**(383)**	(997)
Other long-term liabilities	**(607)**	-	**213**	-
Cash flow used in operations	**(9,201)**	(10,669)	**(10,921)**	(26,117)
Changes in non-cash working capital	**(62,780)**	(40,376)	**(96,739)**	(11,979)
	(71,981)	(51,045)	**(107,660)**	(38,096)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions, net of cash acquired (Note 10)	**(4,734)**	-	**(4,734)**	-
Property, plant and equipment expenditures	**(6,934)**	(10,443)	**(15,305)**	(15,084)
Proceeds from disposal of property, plant and equipment	**1,590**	2,066	**2,457**	2,460
Decrease (increase) in other assets	**2,355**	920	**(1,982)**	(1,101)
	(7,723)	(7,457)	**(19,564)**	(13,725)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in bank and other loans	**85,070**	41,939	**147,296**	(147,090)
Proceeds from long-term debt	**-**	-	**-**	109,000
Long-term debt repayments	**(4,651)**	(3,266)	**(15,022)**	(11,458)
Proceeds from convertible debentures	**-**	-	**-**	105,000
Interest paid on convertible debentures	**-**	-	**(4,725)**	-
Deferred financing expenditures	**(850)**	(536)	**(1,124)**	(10,131)
Increase (decrease) in other liabilities	**35**	(114)	**(380)**	(1,030)
Share capital issued (redeemed)	**(203)**	37	**(180)**	63
Share issue costs	**(680)**	-	**(680)**	-
Dividends	**(1,358)**	-	**(3,822)**	(4,728)
	77,363	38,060	**121,363**	39,626
CHANGE IN CASH AND CASH EQUIVALENTS	**(2,341)**	(20,442)	**(5,861)**	(12,195)
Cash and cash equivalents at beginning of period	**50,399**	47,364	**53,919**	39,117
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 48,058**	$ 26,922	**$ 48,058**	$ 26,922
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payments of interest	**$ (13,202)**	$ (10,886)	**$ (28,886)**	$ (23,237)
Cash payments of taxes	**$ (2,255)**	$ (2,314)	**$ (4,906)**	$ (5,323)

Notes to the Consolidated Financial Statements
(Unaudited)

1. Earnings Per Share

Six months ended April 30		2004			2003	
(in thousands, except per share amounts - unaudited)	Loss	Shares	Per Share	Loss	Shares	Per Share
Net loss for the period	$ (29,378)			$ (41,712)		
Less:						
Preferred share dividend	(552)			(553)		
Interest on equity component of convertible debentures	(2,026)			(1,516)		
Basic and diluted loss per share	$ (31,956)		$ (0.71)	$ (43,781)		$ (0.97)
Less:						
Earnings from discontinued operations - net of income tax	-		-	(1,231)		(0.03)
Basic and diluted loss from continuing operations per share	$ (31,956)	45,244	$ (0.71)	$ (45,012)	45,289	$ (0.99)

Second Quarter ended April 30		2004			2003	
(in thousands, except per share amounts - unaudited)	Loss	Shares	Per Share	Loss	Shares	Per Share
Net loss for the period	$ (16,699)			$ (22,092)		
Less:						
Preferred share dividend	(276)			(276)		
Interest on equity component of convertible debentures	(1,019)			(890)		
Basic and diluted loss per share	$ (17,994)		$ (0.40)	$ (23,258)		$ (0.51)
Less:						
Earnings from discontinued operations - net of income tax	-		-	(975)		(0.02)
Basic and diluted loss from continuing operations per share	$ (17,994)	45,174	$ (0.40)	$ (24,233)	45,292	$ (0.54)

Basic earnings per share is derived by deducting annual dividends on preferred shares and interest on the equity portion of convertible unsecured subordinated debentures from earnings for the period and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures, preferred shares) was not included in the calculation of diluted earnings per share in 2004 and 2003 as the result would be anti-dilutive. Executive stock options have been excluded from the calculation of diluted earnings per share as the exercise price exceeds the average trading value of the shares in the respective periods.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2003 annual consolidated financial statements except as described in Note 8 with respect to hedging relationships. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2003.

3. Seasonal Nature of Business

Agricore United's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Crop Production Services' peak sales periods for its products (seed, crop nutrients and crop protection products) are May through July, corresponding with the start of the growing season, followed by increased levels of crop protection product sales in the late fall. Livestock Services sales tend to peak during the winter months as feed consumption increases. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

4. Segment Information

For the periods ended April 30 (in thousands) *(Unaudited)*	Second Quarter **2004**	Second Quarter 2003	Six Months **2004**	Six Months 2003
SALES AND REVENUE FROM SERVICES				
Grain Handling	**$ 472,800**	$ 362,575	**$ 1,005,398**	$ 723,993
Crop Production Services	**102,996**	94,389	**163,505**	166,355
Livestock Services	**70,157**	64,442	**132,861**	136,705
Financial Markets & Other Investments	**599**	3,163	**3,491**	6,230
	646,552	524,569	**1,305,255**	1,033,283
Less: Intersegment Sales*	**(8,056)**	(8,340)	**(15,760)**	(19,849)
	$ 638,496	$ 516,229	**$ 1,289,495**	$ 1,013,434
GROSS PROFIT AND NET REVENUE FROM SERVICES				
Grain Handling	**$ 46,972**	$ 26,615	**$ 93,447**	$ 64,601
Crop Production Services	**24,813**	27,320	**45,740**	47,867
Livestock Services	**11,581**	9,845	**22,175**	21,123
Financial Markets & Other Investments	**599**	3,163	**3,491**	6,230
	$ 83,965	$ 66,943	**$ 164,853**	$ 139,821
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES				
Grain Handling	**$ (36,142)**	$ (31,174)	**$ (66,891)**	$ (61,870)
Crop Production Services	**(26,341)**	(23,101)	**(48,304)**	(47,115)
Livestock Services	**(8,835)**	(7,414)	**(16,850)**	(14,533)
Financial Markets & Other Investments	**(118)**	(206)	**(45)**	(134)
Corporate	**(9,495)**	(8,933)	**(18,993)**	(18,120)
	$ (80,931)	$ (70,828)	**$ (151,083)**	$ (141,772)
EBITDA				
Grain Handling	**$ 10,830**	$ (4,559)	**$ 26,556**	$ 2,731
Crop Production Services	**(1,528)**	4,219	**(2,564)**	752
Livestock Services	**2,746**	2,431	**5,325**	6,590
Financial Markets & Other Investments	**481**	2,957	**3,446**	6,096
Corporate	**(9,495)**	(8,933)	**(18,993)**	(18,120)
	$ 3,034	$ (3,885)	**$ 13,770**	$ (1,951)
DEPRECIATION & AMORTIZATION				
Grain Handling	**$ (7,969)**	$ (8,996)	**$ (15,941)**	$ (17,888)
Crop Production Services	**(5,231)**	(6,290)	**(10,221)**	(12,083)
Livestock Services	**(826)**	(780)	**(1,639)**	(1,545)
Financial Markets & Other Investments	**(20)**	(20)	**(40)**	(40)
Corporate	**(1,723)**	(2,191)	**(3,870)**	(4,712)
	$ (15,769)	$ (18,277)	**$ (31,711)**	$ (36,268)
EBIT				
Grain Handling	**$ 2,861**	$ (13,555)	**$ 10,615**	$ (15,157)
Crop Production Services	**(6,759)**	(2,071)	**(12,785)**	(11,331)
Livestock Services	**1,920**	1,651	**3,686**	5,045
Financial Markets & Other Investments	**461**	2,937	**3,406**	6,056
Corporate	**(11,218)**	(11,124)	**(22,863)**	(22,832)
	$ (12,735)	$ (22,162)	**$ (17,941)**	$ (38,219)
*INTERSEGMENT SALES				
Grain Handling	**$ (8,056)**	$ (8,267)	**$ (15,732)**	$ (19,748)
Crop Production Services	**-**	(73)	**(28)**	(101)
	$ (8,056)	$ (8,340)	**$ (15,760)**	$ (19,849)

5. Securitization

At April 30, 2004, grain held for the account of CWB is reported net of securitized amounts of $65 million (2003 - $95 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

As at April 30, 2004 (in thousands)
(Unaudited)

Proceeds from new securitizations	$	67,000
Proceeds from collections not reinvested	$	(1,970)

The net cost of these transactions is included in interest and securitization expense in the consolidated statements of earnings and retained earnings.

6. Bank and Other Loans

On March 1, 2004, the Company replaced its $350 million revolving facility, which matured February 29, 2004, with a $375 million facility maturing February 28, 2005. Apart from adding three Schedule I Canadian chartered banks to the syndicate and a $50 million seasonal increase in the facility between November 1 and April 30 (subsequently extended to May 31), the financial terms and underlying security are consistent with those described in Note 9 to the October 31, 2003 annual consolidated financial statements.

7. Share Capital

The share capital at April 30, 2004 reflects the following transactions:

a) ***Share Consolidation Program*** – Effective February 22, 2004, through a one-day share consolidation program, the Company acquired for cancellation 1,527,694 Limited Voting Common Shares from registered shareholders holding less than 100 Limited Voting Common Shares at a price of $9.63 per share for a total cost of $14.7 million. The one-day program provided for the consolidation of the Limited Voting Common Shares on a 1 for 100 basis on February 22, 2004. Following the consolidation, all registered shareholders who held less than one Limited Voting Common Share became entitled to receive a cash payment of $9.63 for each pre-consolidation share instead of a fractional share in the Company. On February 23, 2004, the remaining Limited Voting Common Shares were split on a 100 for 1 basis returning all remaining shareholders to their previous shareholdings.

b) ***Private Placement of Limited Voting Common Shares*** – On March 1, 2004, the Company completed a private placement of 1,520,000 Limited Voting Common Shares at a price of $9.63 per share for total proceeds of $14.6 million. Pursuant to a pre-emptive rights agreement, ADM Agri-Industries Company, a wholly owned subsidiary of Archer Daniels Midland Company, exercised its right to purchase all of the Limited Voting Common Shares offered by the Company under the private placement.

The issued and outstanding Limited Voting Common Shares with securities convertible into Limited Voting Common Shares are as follows:

As at April 30 *(Unaudited)*	**2004**	2003
Issued and outstanding Limited Voting Common Shares	**45,296,636**	45,293,512
Securities convertible into Limited Voting Common Shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,790**	1,105,154
Stock options	**734,231**	607,562
	61,135,657	61,006,228

As at April 30, 2004, the Company had reserved a further 301,402 Limited Voting Common Shares (April 30, 2003 – 428,071 Limited Voting Common Shares) available for granting under the Executive Stock Option Plan.

Stock options outstanding at April 30, 2004 have a range of exercise prices from $9.30 to $11.50 and a weighted average life of 7.22 years.

For the Six Months ended April 30, 2004 *(Unaudited)*	**Number of Options**	**Weighted Average Exercise Price**
Outstanding at the beginning of the period	603,041	$ 10.16
Granted	168,479	9.31
Forfeited	(37,289)	10.25
Outstanding at end of period	734,231	$ 9.96
Exercisable at end of period	450,779	$ 10.22

8. Commitments, Contingencies and Guarantees

a) ***Letters of Credit*** – The Company has provided banking letters of credit to third parties for activities that are inherent to the nature of the agriculture industry. The terms range in duration and expire at various dates from June 2004 to August 2005. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at April 30, 2004, the outstanding banking letters of credit were $92 million.

b) ***Indemnification of Accounts Receivable*** – Under the terms of an agreement with a financial institution (as described in note 4 of the October 31, 2003 annual consolidated financial statements), the Company agreed to indemnify the financial institution for a portion of future losses incurred on an accounts receivable portfolio to a maximum limit of 5% of outstanding credit. No amount under this indemnity has been paid; however, an amount of $720,000 has been accrued at April 30, 2004 based on the provision for losses determined under the terms of the agreement.

c) ***Loan Guarantees*** – The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at April 30, 2004, the current outstanding balance of these guarantees is $4.5 million. These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

d) ***Property Tax Appeal Recovery*** – On October 31, 2003, the Company agreed with the Municipal Property Assessment Corporation to settle the outstanding property tax appeals for its terminals in Thunder Bay in exchange for a revised assessment methodology, the impact of which was not determinable at the time. During 2004, the City of Thunder Bay consented to adopting the revised assessment methodology for the 1996 through 2003 tax years. The approval resolved the contingent gain that existed at October 31, 2003 and accordingly the Company accrued a recovery of $4.5 million in its results of operations for the three months ended January 31, 2004, all of which was subsequently received, excluding a $350,000 holdback.

e) ***Contingency for Tax Dispute*** – In late 2003, Canadian Fertilizers Limited ("CFL"), an investee of the Company's joint venture Western Cooperative Fertilizer Limited, received a proposal letter from the Canada Revenue Agency ("CRA") as a result of an audit of its 1997 to 2000 taxation years. The CRA has taken the position that deductions by CFL for certain management fees paid under contract to another shareholder of CFL should not be allowed.

   The CRA has not yet formally reassessed CFL and discussions with the CRA are ongoing. CFL believes that the position of the CRA lacks merit and that the tax dispute will be resolved with no material impact on its shareholders. However, if the issue cannot be resolved in favour of CFL, the maximum exposure to the Company as a result of its indirect interest in CFL is estimated to be about $7 million.

9. Accounting Policy Change

Hedging Relationships - Effective November 1, 2003, the Company adopted CICA Accounting Guideline 13, Hedging Relationships. The new guideline addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives.

The Company has an interest rate swap that is accounted for in accordance with this policy and as such, the swap is documented and subjected to an effectiveness test on a quarterly basis for reasonable assurance that it is and will continue to be effective. Any derivative that does not qualify for hedge accounting (including commodity and foreign exchange futures contracts and grain-related purchase and sale contracts) is reported in earnings on a mark-to-market basis. The adoption of this guideline had no material impact on the financial statements.

10. Business Acquisitions

Effective February 1, 2004, the Company purchased, through its wholly owned subsidiary Unifeed Limited, 100% of the issued and outstanding shares of Vertech Feeds Ltd., a livestock feed manufacturer in Red Deer, Alberta. The acquisition is accounted for using the purchase method and the results of operations of this business is included in the consolidated financial statements from the date of acquisition.

This transaction is summarized as follows:

For the six months ended April 30, 2004 (in thousands) *(Unaudited)*		
Net assets acquired		
Current assets	$	1,339
Property, plant & equipment		862
Goodwill		4,177
Liabilities assumed		(1,255)
Total purchase price	$	5,123
Less cash assumed		(389)
Cash consideration	$	4,734

11. Subsequent Event

On April 30, 2004, a vendor accepted the Company's offer to purchase the remaining 50% of issued and outstanding shares of Prairie Mountain Agri Limited, a high throughput grain terminal and crop production centre located in Manitoba. The transaction closed on May 31, 2004 and is summarized as follows:

(in thousands) *(Unaudited)*		
Net assets acquired		
Current assets	$	2,542
Property, plant & equipment		2,520
Goodwill		624
Liabilities assumed		(935)
Total purchase price	$	4,751
Less cash assumed		(1,160)
Cash consideration	$	3,591

12. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Shareholder Information

For the periods ended April 30	*Second Quarter*		*Six Months*	
Trading Activity *(on Toronto Stock Exchange)*	**2004**	2003	**2004**	2003
Limited Voting Common Shares *(Symbol: AU)*				
High	**$ 9.75**	$ 6.00	**$ 9.99**	$ 6.30
Low	**$ 7.50**	$ 3.60	**$ 7.50**	$ 3.60
Volume	**4,777,846**	3,072,847	**10,004,919**	5,264,965
Preferred shares *(Symbol: AU.PR.A)*				
High	**$ 15.90**	$ 13.10	**$ 15.90**	$ 13.50
Low	**$ 14.60**	$ 12.50	**$ 13.80**	$ 12.50
Volume	**17,476**	12,359	**28,645**	25,841
9% convertible unsecured subordinated debentures *(Symbol: AU.DB)*				
High (per $100 principal)	**$ 145.00**	$ 103.50	**$ 147.00**	$ 103.50
Low (per $100 principal)	**$ 120.00**	$ 92.00	**$ 120.00**	$ 92.00
Volume	**$ 5,936,000**	$ 13,043,000	**$ 10,533,000**	$ 24,810,000

Book value per share is derived by dividing the shareholders' equity (excluding the equity portion of the convertible debentures) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including both the debt and equity portions of the convertible debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the preferred shares, executive stock options and the convertible debentures had been fully converted.

Operating Highlights

For the periods ended April 30 (in thousands)	*Second Quarter*		*Six Months*	
	2004	2003	**2004**	2003
Grain Shipments - country elevators *(tonnes)*	**2,481**	1,529	**4,742**	3,011
Terminal Handle *(tonnes)*	**1,102**	531	**2,283**	1,006
Seed, Fertilizer, Crop Protection & related product Sales *(dollars)*	**$ 99,516**	$ 90,682	**$ 156,792**	$ 154,934
Livestock Services Feed Sales *(tonnes)*	**216**	206	**440**	440